  THE SOURLIS LAW FIRM

Virginia K. Sourlis, Esq.*	The Galleria
Philip Magri, Esq.+	2 Bridge Avenue
Red Bank, New Jersey 07701
* Licensed in NJ	(732) 530-9007 Fax (732) 530-9008
+ Licensed in NY	www.SourlisLaw.com
Virginia@SourlisLaw.com

October 3, 2006

Division of Corporate Finance
United States Securities and Exchange Commission
Office of Emerging Growth Companies
100 F Street N.E.
Washington, D.C. 20005
Attention: Mr. H. Christopher Owings, Assistant Director

RE:	ZipGlobal Holdings, Inc.
Amendment No. 3 to Registration Statement on Form SB-2
Commission File No. 333-135134

Dear Mr. Owings:

In response to the Staff’s comment letter, dated September 7, 2006 (the “Comment Letter”), to Amendment No. 2 to Registration Statement on Form SB-2 (File No.: 333-135134) (the “Registration Statement”) filed by our client, ZipGlobal Holdings, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on August 31, 2006, below please find our responses to the Comment Letter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Please be advised that the Company has revised the Registration Statement pursuant to the Comment Letter and has filed Amendment No. 3 to the Registration Statement with the SEC today (“Amendment No. 3”). A copy of Amendment No. 3, marked to show changes from Amendment No. 2, accompanies this letter.

Please do not hesitate to contact me if you have any questions regarding this matter.

Very truly yours,

The Sourlis Law Firm
/s/ Virginia K. Sourlis, Esq.
Virginia K. Sourlis, Esq.

cc:	Michael Lee -ZipGlobal
Robert Boyle—Meyler & Company, LLC

Summary Financial Information, page 6

1.
In response to your comment #1, we have revised the column headings of the Company’s balance sheet data to indicate that the balances are as of the specified date, not for the related quarterly or annual period.

Directors, Executive Officers, Promoters and Control Persons, page 19

2.
In response to your comment #2, we have restated our financial statements to include the fair value of contributed services as an expense and capital contribution for each year and for the interim period reported.

Results of Operations, page 36

3.	In response to your comment #3, the 2005 expenses that were reclassified from G&A expenses to Cost of Sales represent charges paid to carriers for minutes purchased.

Stock-Based Compensation, page 39

4.
In response to your comment #4, the Company has revised its disclosure to clarify which issuances of stock based compensation were subject to the assumptions. The Company also added disclosure that the assumptions would likely be different for future issuances of stock-based compensation.

Note to Financial Statements

Reverse Merger, page F-7

5.	In response to your comment #5, the Company has removed the Beasley Holdings, Inc. balances prior to the reverse merger from the Company’s Statements of Stockholders’ Equity.

Revenue Recognition, page F-9

6.
In response to your comment #6, the Company firmly believes that it is operating as the principal in these transactions. As previously mentioned, the Company has latitude in establishing the resale price, has discretion in selecting suppliers and bears the credit risk on these transactions. The Company’s profit margin fluctuates according to the costs paid for minutes and the selling price of minutes. When a supplier raises its costs to the Company or a customer negotiates a lower price, the Company will realize a lower profit margin. The nature of the fee structures with the Company’s customers and suppliers is also different.

In a typical transaction cycle, the Company must purchase and prepay for the minutes that the Company will be selling. At the time that the minutes are sold to the Company’s customers, the Company becomes both the principal and primary obligor as the Company is obliged to provide these minutes to its customers. It is the Company’s job to then invoice the minutes sold and collect payments of its invoices. If the Company does not have minutes available to sell to its customers, then a transaction cannot be consummated. The Company must have supply readily available to do business with its customers. This needed supply enables the Company to “immediately sell” its minutes, when a customer is ready to make purchases from the Company.

The Company’s revenues are not recognized up-front. The only time that the Company will recognize revenue is when each minute has been used by a customer. Until then, revenues do not exist for the Company.

The Company bears the sole credit risk to both its supplier and customer in these transactions. Additionally, in support of the Company’s position, please note that the Company bears the risk of loss when there are disputes with its customers because the Company is the principal. When there are disputes with customers relating to amounts charged or minutes used, the Company (as principal) bears the risk of loss and has no recourse with the Company’s suppliers. Additionally, the Company’s suppliers take no risk in regards to the Company’s customers, and, therefore, do not act as principals. Moreover, the Company’s suppliers and customers do not know each other. There will be no transactions if the Company does not act as the principal in these situations.

For the reasons above, the Company respectfully submits that the Company’s gross reporting of resell revenues is both accurate and appropriate.

Note G - Income Tax Provision, page F-12

7.
In response to your comment #7, the Company at June 30, 2006 and March 31, 2006 and 2005 has no provision for income taxes due to the continued losses of the Company for each accounting period. The Company did not record a benefit for these losses since the realization of such benefit in the immediate future is questionable. Accordingly, a valuation allowance was been recorded.

The difference between the effective tax rate per the Statement of Operations and the statutory U.S. income tax rate is due primarily to the annual loss provision and the rate differential of the international subsidiaries.

The Company’s net operating losses are approximately $523,000, $487,000 and $300,000 at June 30, 2006, March 31, 2006 and March 31, 2005, respectively. The international components have an unlimited loss carryforwards and the U.S. components expire commencing 2005.

Note K - Subsequent Event, page F-13

8.
In response to your comment #8, please be advised that the options granted to consultants vest over a vest in one-third (1/3) increments and are in exchange for services provided over this period. The Company is recognizing the expense related to these consultants over the life of the contract. We believe that this is consistent with EITF 96-18 as discussed below

EITF 96-18 specifies that the measurement date should be the earlier of (1) the date at which a commitment for performance by the counterparty to earn the equity instruments is reached (“performance commitment”) or (2) the date at which the counterparties performance is complete. The performance commitment is a commitment under which performance is probable due to sufficiently large disincentives for non-performance. Forfeiture of the equity instruments is the event of non-performance is not considered a sufficiently large disincentive to ensure that performance is probable. Thus, in the case of the Company, the measurement date is the date at which the counterparties performance is complete as there is not a sufficiently large disincentive for non-performance (only the loss of the options) to support use of the performance commitment date.

The Company did not recognize any expense relating to these services in the period ending June 30, 2006 as the options were issued and the service period began near the end of the period and was thus not material. In future periods, this expense will be recognized each reporting period until services are completed.

The Company has also revised its footnote disclosure to provide the disclosures required by SFAS 123(R) paragraph A240.